SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Commission File Number: 001-37821

LINE Corporation
(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome
Shinjuku-ku, Tokyo 150-8510, Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

July 26, 2017	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

LINE Corporation Reports Other Operating Income (Gains on Transfer of Business)

TOKYO--(BUSINESS WIRE)--July 26, 2017--LINE Corporation (NYSE:LN) (TOKYO:3938) (Headquarters: Shinjuku-ku, Tokyo, Japan; Representative Director and CEO: Takeshi Idezawa; hereinafter the “Company”) announces it has determined the financial impact from the business reorganization announced on February 24, 2017 “Notice Regarding Reorganization of Camera App Business.”

1. Incurred Other Operating Income
(1) Occurrence of Event
May 1, 2017 (Effective date of the absorption-type company split)

(2) Event Details
The Company incurred gains from the transfer of the camera app business of LINE Plus Corporation (Headquarters: Gyeonggi-do, Korea; Representative Director: Joongho Shin), a consolidated subsidiary of the Company, which was acquired through an absorption-type split by Snow Corporation (Headquarters: Gyeonggi-do, Korea; Representative Director: Chang Wook Kim), an equity-method affiliate in which the Company held 25% voting rights ownership.

(3) Impact of Event on Results
10,444 million yen in gains on transfer of a business is reported as “Other Operating Income” in the Q2 2017 consolidated financial results.

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the latter shall prevail.

CONTACT:
LINE Global PR
Icho Saito, 03 4316 2104
dl_gpr@linecorp.co